GREAT PANTHER SILVER LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2011 and 2010

Expressed in Canadian Dollars

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of Canadian Dollars, except per share data)

September 30, 2011, December 31, 2010 and January 1, 2010 (Unaudited)

	September 30,	December 31,	January 1,
	2011	2010	2010

		(Note 14)	(Note 14)
Assets

Current assets:
Cash and cash equivalents	$35,074	$13,967	$13,312
Restricted cash	120	151	-
Investments	49	200	23
Trade and other receivables (note 4)	14,612	9,635	5,539
Income taxes recoverable	296	239	342
Inventories (note 5)	6,636	2,615	1,438
Prepaid expenses, deposits and advances	1,868	1,240	1,585
	58,655	28,047	22,239
Non-current assets:
Mineral properties, plant and equipment (note 6)	36,345	27,277	19,212
Intangible assets	513	127	102
	36,858	27,404	19,314

	$95,513	$55,451	$41,553

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$4,664	$4,758	$2,631
Capital lease obligations (note 12)	208	369	801
Promissory notes (note 7(a))	-	373	122
Convertible loan notes (note 7(b))	-	3,716	-
Current tax liability	-	19	27
	4,872	9,235	3,581
Non-current liabilities:
Capital lease obligations (note 12)	-	128	63
Promissory notes (note 7(a))	-	77	118
Convertible loan notes (note 7(b))	-	-	3,103
Reclamation and remediation provision	1,758	1,955	2,086
Deferred tax liability	-	-	2,162
	1,758	2,160	7,532
Shareholders’ equity:
Share capital (note 8)	117,601	83,470	75,910
Reserves	5,378	7,607	12,211
Deficit	(34,096)	(47,021)	(57,681)
	88,883	44,056	30,440

	$95,513	$55,451	$41,553
Nature of operations (note 1)
Commitments and contingencies (note 12)

See accompanying notes to unaudited condensed consolidated interim financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

		(Note 14)		(Note 14)

Revenue	$16,278	$11,165	$40,298	$28,397
Cost of sales:
Cost of sales	6,581	5,367	16,605	14,801
Amortization and depletion of mineral properties, plant and equipment	1,377	1,119	2,809	2,976
	7,958	6,486	19,414	17,777

Gross profit	8,320	4,679	20,884	10,620

General and administrative expenses (note 8)	2,134	1,550	5,505	4,169

Finance and other income (expenses):
Interest income	128	40	289	83
Finance costs (note 10)	(17)	(283)	(308)	(805)
Foreign exchange gain (loss)	(3,143)	303	(2,498)	706
Other income (expense)	153	(130)	177	(131)
	(2,879)	(70)	(2,340)	(147)

Income before income taxes	3,307	3,059	13,039	6,304

Income tax recovery (expense):
Current income tax recovery (expense)	108	(9)	(114)	(107)
Deferred income tax recovery	-	-	-	2,198
	108	(9)	(114)	2,091
Income for the period	3,415	3,050	12,925	8,395

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(223)	(634)	(721)	(4,287)
Net change in fair value of available-for-sale financial assets	(28)	-	(134)	(107)
	(251)	(634)	(855)	(4,394)

Comprehensive income for the period	$3,164	$2,416	$12,070	$4,001

Earnings per share
Basic	$0.03	$0.03	$0.10	$0.07
Diluted	$0.02	$0.03	$0.10	$0.07

Weighted average number of common shares
Basic (note 8(e))	134,513,598	114,049,485	129,226,764	113,332,904
Diluted (note 8(e))	137,834,462	115,752,734	134,491,829	115,590,435

See accompanying notes to unaudited condensed consolidated interim financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Thousands of Canadian Dollars, except per share data)

For the nine months ended September 30, 2011 and 2010 (Unaudited)

	Share Capital		Reserves					Deficit	Total
	Number of	Amount	Share option	Foreign	Convertible	Fair Value	Total		shareholders’
	shares		and warrants	currency	loan notes				equity
				translation
Balance at January 1, 2010	111,239,631	$75,910	$10,268	$-	$1,966	$(23)	$12,211	$(57,681)	$30,440
Warrants exercised	1,288,256	484	(9)	-	-	-	(9)	-	473
Stock options exercised	2,236,025	1,542	(202)	-	-	-	(202)	-	1,341
Share issuance cost	-	(32)	-	-	-	-	-	-	(32)
Share-based payments	-	-	16	-	-	-	16	-	16
Comprehensive income for the period	-	-	-	(4,287)	-	(107)	(4,394)	8,395	4,001

Balance at September 30, 2010	114,763,912	$77,904	$10,073	$(4,287)	$1,966	$(130)	$7,622	$(49,286)	$36,239

Balance at January 1, 2011	119,913,766	$83,470	$9,470	$(3,796)	$1,966	$(33)	$7,607	$(47,021)	$44,056
Warrants exercised (note 8(e))	4,507,146	4,295	(239)	-	-	-	(239)	-	4,056
Stock options exercised (note 8(d))	3,089,000	3,670	(1,362)	-	-	-	(1,362)	-	2,308
Extinguishment of convertible loan notes (note 7(b))	1,800,000	4,050	1,809	-	(1,966)	-	(157)	-	3,893
Short form prospectus financing (note 8(c))	5,750,000	22,116	384	-	-	-	384	-	22,500
Comprehensive income for the period	-	-	-	(721)	-	(134)	(855)	12,925	12,070

Balance at September 30, 2011	135,059,912	$117,601	$10,062	$(4,517)	$-	$(167)	$5,378	$(34,096)	$88,883

See accompanying notes to unaudited condensed consolidated interim financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
		(Note 14)		(Note 14)
Cash flows provided by operating activities:
Income for the period	$3,415	$3,050	$12,925	$8,395
Items not involving cash:
Amortization and depletion expenses	1,413	1,054	2,903	3,014
Unrealized foreign exchange (gains) losses	2,006	32	2,198	42
Deferred tax liability	-	-	-	(2,197)
Accretion on reclamation and remediation provision (note 10)	11	10	34	33
Share-based payments (note 9)	-	272	-	288
Interest accretion on convertible loan notes (note 10)	-	240	239	522
Loss (gain) on disposal of capital assets	-	-	-	1
Shares received for mineral property and capital expenditures	-	-	-	(23)
	6,845	4,658	18,299	10,075
Changes in non-cash operating working capital:
Trade and other receivables	(3,222)	(2,134)	(4,977)	(3,683)
Income taxes recoverable	(36)	42	(57)	165
Inventories	748	(193)	(3,079)	(987)
Prepaid expenses, deposits and advances	223	808	(628)	543
Trade and other payables, including derivatives	(147)	(103)	(94)	606
Current tax liability	(128)	-	(19)	57
Net cash provided by operating activities	4,283	3,078	9,445	6,776

Cash flows used in investing activities:
Intangible assets	(133)	-	(454)	(32)
Mineral properties and capital expenditures	(6,314)	(4,493)	(15,726)	(11,001)
Restricted cash	(14)	(154)	31	(154)
Net cash used in investing activities	(6,461)	(4,647)	(16,149)	(11,187)

Cash flows from financing activities:
Repayment of capital lease obligations (note 12)	(65)	(273)	(287)	(720)
Repayment of promissory notes (note 7(a))	-	(100)	(448)	(222)
Repayment of convertible loan notes (note 7(b))	-	(81)	(61)	(81)
Proceeds from exercise of options (note 8(c))	394	543	2,308	1,069
Proceeds from exercise of warrants (note 8(d))	505	-	4,056	473
Issuance of shares for cash, net of issue costs	-	-	22,500	(32)
Net cash provided by financing activities	834	89	28,068	487
Effect of exchange rate changes on cash and cash equivalents	(342)	(39)	(257)	(24)
Increase (decrease) in cash and cash equivalents	(1,686)	(1,519)	21,107	(3,948)

Cash and cash equivalents, beginning of period	36,760	10,883	13,967	13,312

Cash and cash equivalent, end of period	$35,074	$9,364	$35,074	$9,364

See accompanying notes to unaudited condensed consolidated interim financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the main board of the Toronto Stock Exchange under the symbol “GPR.” On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL”.

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. Amongst the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

	(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). As these IFRS condensed consolidated interim financial statements are for part of the period covered by the first IFRS annual financial statements IFRS 1 First-time Adoption of International Fiancial Reporting Standards has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

Reconciliations between the Company’s previously reported statements of financial position, statements of comprehensive income (loss), and statements of cash flow under Canadian generally accepted accounting principles (“GAAP”) and those reported under IFRS are presented in note 14.

These condensed consolidated interim financial statements were approved by the Board of directors on November 10, 2011.

	(b)	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V.,

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

2.	Basis of presentation (continued)

Minera de Villa Seca, S.A. de C.V., and New Age Investments Inc. All inter-company balances and transactions are eliminated on consolidation.

(c)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

(d)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars which is the Company’s presentation currency and functional currency. The functional currency of its Mexican subsidiaries is the Mexican peso and these subsidiaries have been translated to the Canadian dollar in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. These guidelines require that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the exchange rate at the dates of the transactions. All resulting exchange differences are reported as a separate component of shareholders’ equity titled “Foreign currency translation reserve”.

Prior to January 1, 2010, the functional currency of the Company’s Mexican subsidiaries was the Canadian dollar. Therefore, no amounts were recorded in the foreign currency translation reserve prior to January 1 2010.

(e)	Translation of foreign currency transactions

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in profit or loss.

(f)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, reclamation and remediation provision, valuation of trade and other receivables, current and deferred income tax liabilities, assumptions used in determining the fair value of non-cash share-based payments, and the fair value of the liability

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

2.	Basis of presentation (continued)

component of convertible loan notes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by the Company’s entities.

(a) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase.

(b) Inventories

Inventories consist of ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment. Silver bullion, to be minted and sold as coins and bars, are recorded at lower of cost and net realizable value.

(c) Exploration and evaluation expenditures

Exploration and evaluation expenditures incurred on grassroots projects and on new mineral properties are expensed as incurred as mineral property exploration expenditures in the statement of comprehensive income. Such expenditures will continue to be expensed until the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable and management has made a decision to proceed with development of the property. At that point, further costs incurred are capitalized as mineral properties. Examples of exploration and evaluation expenditures that are expensed under this policy include: topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

The fair value at acquisition date of property or exploration rights acquired either through a business combination or asset acquisition is capitalized. These exploration and evaluation expenditures are classified as tangible assets within Mineral properties, plant and equipment.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

	(d)	Mineral properties, plant and equipment

When the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable and management has made a decision to proceed with development, costs incurred to develop such property are capitalized as mine development costs.

Capitalized mine development costs incurred on mineral properties where there is no commercial production are not depreciated.

Once commercial production has commenced, mine development costs, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available, or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at September 30, 2011, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method.

Effective December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained Topia’s mine life at 10 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Equipment held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	straight-line over the estimated useful life
Furniture and fixtures	straight-line over the estimated useful life
Office equipment	straight-line over the estimated useful life
Leasehold improvements	straight-line over the term of the lease

(e)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and are not recognized in the Company’s statement of financial position.

(f)	Intangible assets

Intangible assets that are acquired by the Company, which includes computer software, are stated at cost less accumulated amortization and impairment losses. Amortization is recorded in general and administrative in the statement of comprehensive income on a straight line basis over the estimated useful lives of the intangible assets. The estimated useful life for the computer software is 3 years.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

	(g)	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for an indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in profit or loss for the period.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

(h)	Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based payments is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The Company estimates the fair value of stock options granted using the Black- Scholes option pricing model. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

(i)	Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. This is generally the shipment date. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counter- parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade and other receivables balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

	(j)	Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Reserves are used in the calculation of depreciation and amortization, impairment assessment, assessment of life of mine stripping ratios, determination of exploration and evaluation assets, and for forecasting the timing of payment of rehabilitation costs. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves and resources being adjusted.

	(k)	Reclamation and remediation provision

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability in the period in which it incurs a legal or constructive obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of the obligation can be made. The liability is measured initially by discounting such costs to the net present value using pre-tax rates and risk assumptions specific to the liability and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to profit or loss as a finance cost, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties. The reclamation and remediation provision cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Changes in the reclamation and remediation provision subsequent to the related asset reaching the end of its useful life and any excess of actual reclamation and remediation costs over the amount of initially estimated reclamation and remediation provision are recognized in the statement of comprehensive income when determined.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

	(l)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, investments, trade and other receivables, trade and other payables, including derivatives, promissory notes and convertible loan notes. These financial instruments are classified as either financial assets at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities at amortized cost. Management determines their classification at initial recognition.

Transaction costs are expensed as incurred for financial instruments classified as financial assets at fair value through profit or loss. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and financial liabilities at amortized cost.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s cash and cash equivalents are classified as fair value through profit or loss for the period. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss for the period.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories. The Company’s investments are classified as available-for-sale and are initially and subsequently recorded at fair value. Changes in fair value, other than impairment losses are recognized in other comprehensive income and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s trade and other receivables are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost less any impairment.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s derivative liabilities are classified as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss. In the case of cash flow hedge transactions, that qualify for hedge accounting treatment, gains and losses would be recognized in other comprehensive income if designated as hedges for accounting purposes. The Company has elected not to apply hedge accounting to these instruments.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivative financial liabilities that are not classified as financial liabilities at fair value through profit or loss. The Company’s trade and other payables, including derivatives, promissory notes, and convertible loan notes are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

Impairment of financial instruments

The Company assesses at each financial reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•

For available-for-sale financial assets, an impairment loss is established when there is a significant or prolonged decline in fair value of the investment or when there is objective evidence that the carrying amount of the investment may not be recovered. The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Any amounts related to that asset are removed from losses accumulated in the fair value reserve recognized in shareholders’ equity and are included in profit or loss. Reversals in respect of available-for-sale financial assets are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in other comprehensive income until the assets are disposed of.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

•

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of provision account and the amount of the loss is recognized in the statement of comprehensive income within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statement of comprehensive income.

(m)	Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Earnings per share

Earnings per share are calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in- the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

3.	Significant accounting policies (continued)

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.

(o)	Segment reporting

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive office and the executive management team (the chief operating decision maker or “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performace of the operating segments based on measures such as net property, plant and equipment as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined the operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly of corporate office expenses.

4.	Trade and other receivables

	September 30,	December 31,	January 1,
	2011	2010	2010

Trade accounts receivable	$11,077	$5,151	$3,472
Value added tax recoverable	3,454	4,399	2,024
Other	313	317	251
	14,844	9,867	5,747
Allowance for doubtful accounts	(232)	(232)	(208)

	$14,612	$9,635	$5,539

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

5.	Inventories

	September 30,	December 31,	January 1,
	2011	2010	2010

Finished product	$4,918	$831	$410
Ore stockpile	161	370	80
Materials and supplies	1,189	993	681
Silver bullion	368	421	267

	$6,636	$2,615	$1,438

6.	Mineral properties, plant and equipment

At September 30, 2011, the Company has mineral properties, plant and equipment assets of $36.3 million compared to $27.3 million at December 31, 2010. The company invested primarily in mine development, exploration and purchase of capital assets at its Guanajuato and Topia mines. In addition, the Company acquired rights to a new silver-gold project, the Santa Rosa Project, for $1.4 million.

7.	Long-term debt

	(a)	Promissory notes:

During the year ended December 31, 2010, the Company purchased equipment under the terms of two promissory notes requiring equal blended monthly payments of $11 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bore interest at 6% per annum, compounded and calculated semi-annually and were secured by the equipment. On April 29, 2011, the Company extinguished its promissory notes relating to equipment purchase and the remaining accrued interest was paid in cash. The total interest paid on the promissory notes for the nine months ended September 30, 2011 was $8 (2010 - $21).

	(b)	Convertible loan notes:

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the fair value of the liability component of the convertible note was $2,084. The liability component was valued using a company specific interest rate assuming no conversion feature existed.

The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge and the equity component is presented in convertible loan notes reserves as a separate component of shareholders’ equity.

On March 8, 2011, the note holders exercised their option to convert the two convertible notes into equity. In accordance with the financing agreement, the Company issued 1,800,000 fully paid common shares at the conversion price of $2.25 per common share.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

8.	Share capital

	(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	Issued and fully paid:

Common shares: 135,059,912 (December 31, 2010 – 119,913,766) Preferred shares: Nil (2010 – Nil)

	(c)	Financing

On April 12, 2011, the Company closed a bought deal financing with a syndicate of underwriters for $22.5 million in proceeds, net of issuance costs. 5,750,000 common shares were issued at a price of $4.20 per share.

	(d)	Stock options:

The Company is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s Amended and Restated Incentive Share Option Plan (2007) (the “2007 Plan”), options are non- transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding issue at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding issue. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Exchanges on the last business day immediately preceding the date of grant.

Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement. Vesting of options is generally at the time of grant.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

8.	Share capital (continued)

The continuity of common stock options for the nine months ended September 30, 2011 is as follows:

		Balance					Balance
Exercise		December 31,					September 30,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2011
0.90	January 5, 2011	125,000	-	-	-	(125,000)	-
0.45	February 8, 2014	1,988,000	-	-	-	(1,183,000)	805,000
0.45	February 29, 2012	160,000	-	-	-	(160,000)	-
0.52	March 25, 2011	200,000	-	-	-	(200,000)	-
0.70	September 3, 2014	965,000	-	-	-	(650,000)	315,000
0.90	February 29, 2012	90,000	-	-	-	(90,000)	-
0.90	December 2, 2014	337,500	-	-	-	(175,500)	162,000
0.90	July 11, 2015	245,000	-	-	-	(127,000)	118,000
1.15	October 17, 2015	105,000	-	-	-	(53,500)	51,500
1.90	November 21, 2015	415,000	-	-	-	(325,000)	90,000

		4,630,500	-	-	-	(3,089,000)	1,541,500

Weighted average exercise price		$0.73	-	-	-	$0.75	$0.69

As at September 30, 2011, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at September 30, 2011 is 2.83 years.

The continuity of common stock options for the year ended December 31, 2010 is as follows:

		Balance					Balance
Exercise		January 1,					December 31,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2010
0.45	February 27, 2010	125,000	-	-	-	(125,000)	-
0.45	July 26, 2010	400,000	-	-	-	(400,000)	-
0.90	January 5, 2011	830,000	-	-	-	(705,000)	125,000
0.45	February 8, 2014	3,944,125	-	-	-	(1,956,125)	1,988,000
0.45	February 29, 2012	160,000	-	-	-	-	160,000
0.52	March 25, 2011	310,000	-	-	-	(110,000)	200,000
0.70	September 3, 2014	1,290,000	-	-	-	(325,000)	965,000
0.90	December 3, 2010	185,000	-	-	-	(185,000)	-
0.90	February 29, 2012	90,000	-	-	-	-	90,000
0.90	December 2, 2014	580,000	-	-	-	(242,500)	337,500
0.90	July 11, 2015	-	670,000	(65,000)	-	(360,000)	245,000
1.15	October 17, 2015	-	240,000	(25,000)	-	(110,000)	105,000
1.90	November 21, 2015	-	415,000	-	-	-	415,000

		7,914,125	1,325,000	(90,000)	-	(4,518,625)	4,630,500

Weighted average exercise price		$0.59	$1.24	$0.93	-	$0.64	$0.73

As at December 31, 2010, all share options were fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2010 was 3.25 years.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

(d)	Warrants:

The continuity of warrants for the nine months ended September 30, 2011 is as follows:

			Balance				Balance
	Exercise		December 31,				September 30,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2011

SFPO Warrants	0.90	November 17, 2011	6,315,650	-	(3,958,150)	-	2,357,500
Agent Warrants	0.90	November 17, 2011	548,996	-	(548,996)	-	-
Underwriters’ Warrants	4.20	April 12, 2013	-	316,250	-	-	316,250

			6,864,646	316,250	(4,507,146)	-	2,673,750

The Underwriters’ warrant were valued using the Black Scholes model. The assumptions used for the valuation of the Underwriters’ warrants were a risk-free interest rate of 1.85%, volatility of 76.7%, dividends paid of 0.0%, grant price of $4.20 per share, and an expected life of the option of 1.24 years.

The continuity of warrants for the year ended December 31, 2010 was as follows:

			Balance				Balance
	Exercise		January 1,				December 31,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2010

Series “L” Warrants	0.35	January 22, 2010	1,177,500	-	(1,177,500)	-	-
SFPO Warrants	0.90	November 17, 2011	8,808,750	-	(2,493,100)	-	6,315,650
Finder’s Warrants	0.35	January 22, 2010	70,756	-	(70,756)	-	-
Agent Warrants	0.90	November 17, 2011	963,150	-	(414,154)	-	548,996

			11,020,156	-	(4,155,510)	-	6,864,646

(e)	Diluted earnings per share:

Diluted earnings per share are calculated based on the following weighted average number of shares outstanding:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Basic weighted average number of shares outstanding	134,513,598	114,049,485	129,226,764	113,332,904
Effect of dilutive securities
Stock options	1,403,214	1,703,249	2,009,506	2,212,338
Warrants	1,917,650	-	3,255,559	45,193

Diluted weighted average number of shares outstanding	137,834,462	115,752,734	134,491,829	115,590,435

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

9.	General and administrative expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
General and administrative	$2,098	$1,265	$5,411	$3,844
Amortization and depreciation	36	13	94	37
Share-based payments	-	272	-	288
	$2,134	$1,550	$5,505	$4,169

10.	Finance costs

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Interest accretion on convertible loan notes	$-	$241	$239	$685
Interest expense	-	10	8	22
Lease interest	6	22	27	65
Accretion on reclamation and remediation provision	11	10	34	33
	$17	$283	$308	$805

11.	Related party transactions

The Company entered into the following transactions with related parties:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Consulting fees paid or accrued to companies controlled by directors of the Company	$101	$119	$438	$396
Consulting fees paid or accrued to companies controlled by officers of the Company	$60	$37	$153	$133
Director fees paid or accrued to directors or companies controlled by directors of the Company	$-	$18	$-	$53
Cost recoveries received or accrued from a company with a common director of the Company	$-	$-	$-	$51
Office and administration fees paid or accrued to a company controlled by a director of the Company	$21	$21	$64	$65

As at September 30, 2011, $34 (December 31, 2010 - $167) was due to companies controlled by officers and directors of the Company and was included in trade and other payables. Amounts due from companies with common directors were $32 (December 31, 2010 - $75) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

12.	Commitments

As of September 30, 2011 the Company had the following commitments:

		Less than
	Total	1 year	2-3 years	4-5 years

Laboratory, equipment maintenance and drilling services	$3,414	$3,414	$-	$-
Operating lease payments	281	149	132	-
Equipment purchases with third party vendors(1)	211	211	-	-
Environmental program(2)	287	287	-	-
Consulting	42	42	-	-

Total commitments	$4,235	$4,103	$132	$-

(1)	The Company expects to fulfill these capital expenditure commitments in fiscal 2011.

(2)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico.

The Company is committed to making severance payments amounting to approximately $2,895 to certain officers and management in the event that there is a change of control of the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

13.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

		Three months ended September 30, 2011
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$11,273	$5,005	$-	$-	$16,278	$-	$16,278
Income (loss) before income taxes	6,019	2,543	(197)	(3,184)	5,181	(1,874)	3,307
Total assets	$34,297	$16,741	$56	$8,699	$59,793	$35,720	$95,513

		Three months ended September 30, 2010
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$7,482	$3,683	$-	$-	$11,165	$-	$11,165
Income (loss) before income taxes	3,411	1,340	(28)	(248)	4,475	(1,416)	3,059
Total assets	$18,180	$16,439	$69	$5, 502	$40,190	$7,622	$47,812

		Nine months ended September 30, 2011
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$26,023	$14,275	$-	$-	$40,298	$-	$40,298
Income (loss) before income taxes	14,812	6,507	(316)	(3,446)	17,557	(4,518)	13,039
Total assets	$34,297	$16,741	$56	$8,699	$59,793	$35,720	$95,513

		Nine months ended September 30, 2010
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
External mineral sales	$18,828	$9,569	$-	$-	$28,397	$-	$28,397
Income (loss) before income taxes	7,613	3,065	(15)	(351)	10,312	(4,008)	6,304
Total assets	$18,180	$16,439	$69	$5, 502	$40,190	$7,622	$47,812

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

13.	Operating segments (continued)

Product Revenue:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Silver	$12,900	$8,304	$32,671	$21,166
Gold	3,360	2,396	6,888	5,618
Lead	474	544	1,470	1,622
Zinc	483	397	1,477	1,147
Copper	-	-	7	-
Ore processing revenues	207	125	557	408
Smelter and refining charges	(1,146)	(601)	(2,772)	(1,563)

	$16,278	$11,165	$40,298	$28,398

For the nine months ended September 30, 2011, the Company had four customers of which three accounted for 90% of total revenues. Of the total trade accounts receivable balance of $11,077 as at September 30, 2011, 95% relates to these three customers (note 4). For the nine months ended September 30, 2011, the Guanajuato and Topia segments each had two customers, accounting for revenues of 69% and 31%, respectively.

14.	Transition to IFRS

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flow is set out in the following tables and the notes that accompany the tables.

The accounting policies in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, the comparative information for the three and nine months ended September 30, 2010, the financial statements for the year ended December 31, 2010 and the preparation of an opening IFRS statement of financial position on the transition date, being January 1, 2010.

In preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, comparative information for the three and nine months ended September 30, 2010 and financial statements for the year ended December 31, 2010, have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Company's statement of financial position, statement of comprehensive income (loss) and statement of cash flow is set out below.

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-time Adoption of International Financial Reporting Standards. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following optional exemptions:

•	IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

•	IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 which had vested as of the transition date.

•	The Company has applied the transitional provision in IFRIC 4, Determining Whether an Arrangement Contains a Lease, and has assessed all arrangements as at the date of transition.

•

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, has not been applied to decommissioning liabilities included in mineral properties, plant and equipment that occurred before the transition date to IFRS. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured at the transition date under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the amount to be included in the cost of the related asset is estimated by discounting the liabilities to the date at which the liabilities first arose. The Company did this using the best estimate of the historical risk-adjusted discount rates that would have applied for that liability in the intervening period, and recalculating the accumulated depreciation using the depreciation policy adopted by the Company in accordance with IFRS.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

Reconciliation of assets, liabilities and shareholders’ equity

		As at January 1, 2010			As at September 30, 2010			As at December 31, 2010
		GAAP	Effect of	IFRS	GAAP	Effect of	IFRS	GAAP	Effect of	IFRS
	Note		transition			transition			transition
Assets
Current assets:
Cash and cash equivalents		$13,312	$-	$13,312	$9,364	$-	$9,364	$13,967	$-	$13,967
Restricted cash		-	-	-	154	-	154	151	-	151
Investments		23	-	23	106	-	106	200	-	200
Trade and other receivables		5,539	-	5,539	9,055	-	9,055	9,635	-	9,635
Income taxes recoverable		342	-	342	177	-	177	239	-	239
Inventories		1,438	-	1,438	2,537	-	2,537	2,615	-	2,615
Prepaid expenses, deposits and advances		1,585	-	1,585	1,037	-	1,037	1,240	-	1,240
		22,239	-	22,239	22,430	-	22,430	28,047	-	28,047
Non-current assets:
Mineral properties, plant and equipment	a,b,c	14,935	4,277	19,212	16,875	8,373	25,248	17,538	9,739	27,277
Intangible assets	c	-	102	102	-	134	134	-	127	127
		14,935	4,379	19,314	16,875	8,507	25,382	17,538	9,866	27,404

		$37,174	$4,379	$41,553	$39,305	$8,507	$47,812	$45,585	$9,866	$55,451

Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables, including derivatives		$2,631	$-	$2,631	$4,517	$-	$4,517	$4,758	$-	$4,758
Capital lease obligations		801	-	801	574	-	574	369	-	369
Promissory notes		122	-	122	377	-	377	373	-	373
Convertible loan notes	d	-	-	-	3,678	(133)	3,545	3,792	(76)	3,716
Current tax liability		27	-	27	84	-	84	19	-	19
Deferred tax liability	e	506	(506)	-	-	-	-	-	-	-
		4,087	(506)	3,581	9,230	(133)	9,097	9,311	(76)	9,235
Non-current liabilities:
Capital lease obligations		63	-	63	225	-	225	128	-	128
Promissory notes		118	-	118	158	-	158	77	-	77
Convertible loan notes	d	3,356	(253)	3,103	-	-	-	-	-	-
Reclamation and remediation provision	b	1,382	704	2,086	770	1,322	2,092	516	1,439	1,955
Deferred tax liability	e	1,312	850	2,162	-	-	-	-	-	-
		6,231	1,301	7,532	1,153	1,322	2,475	721	1,439	2,160
Shareholders’ equity:
Share Capital		75,910	-	75,910	77,904	-	77,904	83,470	-	83,470
Reserves	d	11,808	403	12,211	7,692	(70)	7,622	7,975	(368)	7,607
Deficit	a, b, d, e	(60,862)	3,181	(57,681)	(56,674)	7,388	(49,286)	(55,892)	8,871	(47,021)

		26,856	3,584	30,440	28,922	7,318	36,240	35,553	8,503	44,056

		$37,174	$4,379	$41,553	$39,305	$8,507	$47,812	$45,585	$9,866	$55,451

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

The reconciliations between the GAAP and IFRS comprehensive income (loss) for the three and nine months ended September 30, 2010, and the year ended December 31, 2010 are provided below:

		Three months ended September 30, 2010
			Effect of
	Note	GAAP	transition	IFRS
Revenue		$11,165	$-	$11,165
Cost of sales:
Cost of sales		5,367	-	5,367
Amortization and depletion of mineral properties, plant and equipment	a, b	779	340	1,119
		6,146	340	6,486
Gross profit		5,019	(340)	4,679
Expenses:
Amortization and depreciation		13	-	13
Accretion on reclamation and remediation provision	b	42	(42)	-
Mineral property exploration expenditures	a	2,160	(2,129)	31
General and administrative		1,234	-	1,234
Share-based payments		272	-	272
		3,721	(2,171)	1,550
		1,298	1,831	3,129
Income (expenses):
Interest income		40	-	40
Interest expense	b	(223)	223	-
Finance costs	b, d	-	(283)	(283)
Foreign exchange gain	b	277	26	303
Loss on derivative instruments		(130)	-	(130)
		(36)	(34)	(70)
Income (loss) before income taxes		1,262	1,797	3,059
Income tax recovery (expense):
Current income tax recovery (expense)		(9)	-	(9)
Income for the period		1,253	1,797	3,050

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	a, b, e	(652)	18	(634)
Comprehensive income for the period		$601	$1,815	$2,416

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

		Nine months ended September 30, 2010
			Effect of
	Note	GAAP	transition	IFRS
Revenue		$28,397	$-	$28,397
Cost of sales:
Cost of sales		14,801	-	14,801
Amortization and depletion of mineral properties, plant and equipment	a, b	1,718	1,258	2,976
		16,519	1,258	17,777
Gross profit		11,878	(1,258)	10,620
Expenses:
Amortization and depreciation		37	-	37
Accretion on reclamation and remediation provision	b	161	(161)	-
Mineral property exploration expenditures	a	5,095	(5,077)	18
General and administrative		3,826	-	3,826
Share-based payments		288	-	288
		9,407	(5,238)	4,169
		2,471	3,980	6,451
Income (expenses):
Interest income		83	-	83
Interest expense	b	(651)	651	-
Finance costs	b, d	-	(805)	(805)
Foreign exchange gain	b	670	36	706
Loss on disposal of capital assets		(1)	-	(1)
Loss on derivative instruments		(130)	-	(130)
		(29)	(118)	(147)
Income before income taxes		2,442	3,862	6,304
Income tax recovery (expense):
Current income tax recovery (expense)		(107)	-	(107)
Deferred income tax recovery (expense)	e	1,854	344	2,198
Income for the period		4,189	4,206	8,395

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	a, b, e	(3,814)	(473)	(4,287)
Net change in fair value of available-for-sale financial assets		(107)	-	(107)
Comprehensive income (loss) for the period		$268	$3,733	$4,001

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

		For the year ended December 31, 2010
		Canadian	Effect of
	Note	GAAP	transition	IFRS
Revenue		$42,206	$-	$42,206
Cost of sales:
Cost of sales		21,161	-	21,161
Amortization and depletion of mineral properties, plant and equipment	a, b	2,362	1,755	4,117
		23,523	1,755	25,278
Gross profit		18,683	(1,755)	16,928
Expenses:
Amortization and depreciation		52	-	52
Accretion on reclamation and remediation provision	b	206	(206)	-
Mineral property exploration expenditures	a	7,110	(7,039)	71
General and administrative		5,858	-	5,858
Share-based payments		869	-	869
		14,095	(7,245)	6,850
		4,588	5,490	10,078
Income (expenses):
Interest income		115	-	115
Interest expense	b	(934)	934	-
Finance costs	b, d	-	(1,154)	(1,154)
Foreign exchange loss	b	(373)	74	(299)
Loss on disposal of capital assets		(16)	-	(16)
Loss on derivative instruments		(147)	-	(147)
		(1,355)	(146)	(1,501)
Income before income taxes		3,233	5,344	8,577
Income tax recovery (expense):
Current income tax expense		(113)	-	(113)
Deferred income tax recovery	e	1,850	346	2,196
Income for the year		4,970	5,690	10,660

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	a, b, e	(3,025)	(771)	(3,796)
Net change in fair value of available-for-sale financial assets		(10)	-	(10)
Comprehensive income for the year		$1,935	$4,919	$6,854

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

Notes to the reconciliations

	(a)	Mine development costs

Under IFRS, the Company has elected to capitalize costs relating to the development of mineral resources once the technical feasibility and the commercial viability of the extraction of mineral resources in an area of interest are demonstrable and management has made a decision to proceed with the development of a property. Previously under GAAP the Company elected to expense these costs. This resulted in the following increases to Mineral properties, plant and equipment: $4,150 at January 1, 2010, $7,924 at September 30, 2010 and $9,391 at December 31, 2010. The impact on depreciation from this adjustment is discussed below.

	(b)	Reclamation and remediation provision (asset retirement obligations)

Under GAAP, asset retirement obligations are measured at fair value, incorporating market assumptions and discount rates based on the Company’s credit-adjusted risk-free rate. Adjustments are made to asset retirement obligations for changes in the timing or amount of the cash flows and the unwinding of the discount. However, changes in discount rates alone do not result in a re-measurement of the provision. Changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability while changes that increase the liability are discounted using the current discount rate.

Under IFRS, reclamation and remediation provisions are measured based on management’s best estimate of the expenditures that will be made and adjustments to the provisions are made in each period for changes in the timing or amount of cash flow, changes in the discount rate, and the accretion of the provision to fair value (unwinding the discount). Furthermore, the estimated future cash flows should be discounted using the current applicable discount rates.

The Company has elected to apply the exemption from full retrospective application as allowed under IFRS 1. As such, the Company has revalued the reclamation and remediation provision as at the transition date under IAS 37, estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the risk adjusted discount rates, and recalculated the accumulated depreciation and depletion under IFRS. This resulted in increases to mineral properties, plant and equipment and reclamation and remediation provision at January 1, 2010 of $229 and $704, respectively. This IFRS/GAAP difference also resulted in increases revaluations to mineral properties, plant and equipment at September 30, 2010 and at December 31, 2010 of $449 and $348, respectively and increases to reclamation and remediation provision at September 30, 2010 and at December 31, 2010 of $1,322 and $1,439, respectively.

In addition, under previous GAAP, the unwinding of the discount was disclosed as accretion on asset retirement obligation, and has now been reclassified to finance costs as required under IFRS.

Depreciation relating to the adjustments in mine development (note (a) above) for the three and nine months ended September 30, 2010 was $329 and $729, respectively. Depreciation relating to the adjustments in reclamation and remediation provision (note (b) above) for the three and nine months ended September 30, 2010 was $11 and $530 and, respectively.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

	(c)	Intangible assets reclassification

The Company, under GAAP, had included certain intangible assets relating to capitalized software costs under mineral properties, plant and equipment. Under IFRS, intangible assets including capitalized software costs should be disclosed separately in the statement of financial position. This resulted in a reclassification of $102 on transition date, $134 at September 30, 2010 and $127 at December 31, 2010.

	(d)	Convertible loan notes revaluation

Under GAAP, the Company valued the equity and liability components of its convertible loan note by first valuing the equity component which is then deducted from the fair value of the instrument as a whole. The residual amount is assigned to the liability component. Under IFRS, a similar bifurcation into equity and liability is required; however, the liability component is valued first by reference to the fair value of a similar liability that does not have a conversion option and the equity component is valued as the residual amount. This resulted in a decrease to convertible loan notes of $253 on transition date, $133 at September 30, 2010 and $76 at December 31, 2010. On March 8, 2011, the convertible loan notes were converted (note 6(b)).

	(e)	Income tax

		(i)	Calculation of deferred tax on non-monetary items

Under GAAP, the Company calculated deferred tax balances related to asset and liabilities measured in a foreign currency in the currency in which the taxes are paid and then converted to the presentation currency at the current exchange rate. Under IFRS, deferred taxes related to assets and liabilities measured in a foreign currency are determined by comparing the accounting basis calculated at historical rate for non-monetary items to the tax basis converted at the current exchange rate. Deferred tax adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded and had different functional and tax currencies prior to January 1, 2010. This resulted in a decrease to deferred tax liability of $602 on the transition date.

		(ii)	Deferred tax classification

Under previous GAAP deferred taxation assets were classified between current and non-current based on the classification of the underlying assets and liabilities that gave rise to the differences. IAS 12 requires that deferred taxation amounts be classified as non-current assets or liabilities.

		(iii)	Other Deferred tax adjustments

Deferred taxes have also been adjusted for the changes to net book values arising as a result of the adjustments for first time adoption of IFRS as discussed above. This resulted in the following increase to deferred income tax recovery: three month period ended September 30, 2010 of $nil, nine month period ended September 30, 2010 of $344, and year ended December 31, 2010 of $346.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

Material adjustments to the Statement of Cash Flows for 2010

Consistent with the Company’s accounting policy choice, as discussed in note 14(a), capitalized mine development costs have been reclassified from operating to investing activities. There are no other material differences between the statement of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP.

15.	Future Accounting Pronouncements

The following are accounting standards anticipated to be effective January 1, 2013:

Presentation of items of other comprehensive income (“OCI”)

IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with comments due in March and April of 2011. The complete IFRS 9 is anticipated to be issued during the second half of 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supercedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Thousands of Canadian Dollars, except per share data)

For the three and nine months ended September 30, 2011 and 2010 (Unaudited)

14.	Transition to IFRS (continued)

application permitted. IAS 27 and IAS 28 – Investments in Associates were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Stripping Costs in the Production Phase of a Mine

In October of 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine, which clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual reporting periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping costs. The Company is currently evaluating the impact IFRIC 20 is expected to have on its consolidated financial statements.